Cusip Number 4587531000
Page 1 of 20 Pages
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)*



                         Interlinq Software Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   4587531000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Steven N. Machtinger
                             Hambrecht & Quist Group
                    One Bush Street, San Francisco, CA  94104
                                 (415) 439-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number 4587531000
Page 2 of 20 Pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) /  /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          435,150

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
         435,150

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,150

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14  TYPE OF REPORTING PERSON

CO

Cusip Number 4587531000
Page 3 of 20 Pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          435,150

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          435,150

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,150

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14  TYPE OF REPORTING PERSON

CO

Cusip Number 4587531000
Page 4 of 20 Pages


1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
                   -0-

     8  SHARED VOTING POWER
         435,150

     9  SOLE DISPOSITIVE POWER
                   -0-

     10  SHARED DISPOSITIVE POWER
          435,150

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,150

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14  TYPE OF REPORTING PERSON

OO

Cusip Number 4587531000
Page 5 of 20 Pages



1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist Venture Partners

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          263,200

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14  TYPE OF REPORTING PERSON

PN

Cusip Number 4587531000
Page 6 of 20 Pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

H & Q Ventures IV

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          263,200

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14  TYPE OF REPORTING PERSON

PN

Cusip Number 4587531000
Page 7 of 20 Pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Venture Associates (BVI) Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          263,200

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14  TYPE OF REPORTING PERSON

CO

Cusip Number 4587531000
Page 8 of 20 Pages


1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hamquist

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          263,200

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14  TYPE OF REPORTING PERSON

PN

Cusip Number 4587531000
Page 9 of 20 Pages


1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

William D. Easterbrook

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          10,000

     8  SHARED VOTING POWER
          263,200

     9  SOLE DISPOSITIVE POWER
          10,000

     10  SHARED DISPOSITIVE POWER
          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14  TYPE OF REPORTING PERSON

IN

Cusip Number 4587531000
Page 10 of 20 Pages

This Amendment No. 4 amends the Schedule 13D filed by the undersigned on April 17, 1998, as previously amended. This Amendment No. 4 is being filed because of a change in reporting persons, as described in Item 5 below.

ITEM 1. SECURITY AND ISSUER.

         The reporting persons are the holder of shares of the Common Stock (the "Stock") of Interlinq Software Corporation, a Washington corporation (the "Company" or "Interlinq"), 11255 Kirkland Way, Kirkland, Washington 98033.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) & (c) The following information is given with respect to the persons filing this statement:

         HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San
Francisco,   California  94104.  In  addition  to  being  engaged,  through  its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                                     Principal
                                                                     Occupation
Name                 Position                  Address               (Business)
------               --------                  -------                ----------

Daniel H. Case III  Director, Chairman       One Bush Street          Same as
                    and CEO                  San Francisco, CA        Position
                                             94104

William R.          Director, Vice           One Bush Street          Same as
Timken              Chairman                 San Francisco, CA        Position
                                             94104

Howard B.           Director                 c/o Hambrecht & Quist    President of
Hillman                                      One Bush Street          Auto-Trol
                                             San Francisco, CA        Technology
                                             94104

William E.          Director                 c/o Hambrecht & Quist    Founder,
Mayer                                        One Bush Street          Development
                                             San Francisco, CA        Capital LLC
                                             94104

William J. Perry    Director                 c/o Hambrecht & Quist    Professor,
                                             One Bush Street          Stanford
                                             San Francisco, CA        University
                                             94104


Cusip Number 4587531000
Page 11 of 20 Pages


Edmund H.           Director                 c/o Hambrecht & Quist    Vice President
Shea, Jr.                                    One Bush Street          of J.F. Shea
                                             San Francisco, CA        Co., Inc.
                                             94104                    (construction
                                                                      and venture
                                                                      capital)

David M.            Chief Operating          One Bush Street          Same as
McAuliffe           Officer                  San Francisco, CA        Position
                                             94104

Patrick J. Allen    CFO                      One Bush Street          Same as
                                             San Francisco, CA        Position
                                             94104

Steven N.           Secretary                One Bush Street          Same as
Machtinger                                   San Francisco, CA        Position
                                             94104


         HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                                     Principal
                                                                     Occupation
Name                 Position                  Address               (Business)
------               --------                  -------                ----------

Daniel H. Case III  Director, Chairman       One Bush Street          Same as
                    and CEO                  San Francisco, CA        Position
                                             94104

William R.          Director, Vice           One Bush Street          Same as
Timken              Chairman                 San Francisco, CA        Position
                                             94104

Howard B.           Director                 c/o Hambrecht & Quist    President of
Hillman                                      One Bush Street          Auto-Trol
                                             San Francisco, CA        Technology
                                             94104

William E.          Director                 c/o Hambrecht & Quist    Founder,
Mayer                                        One Bush Street          Development
                                             San Francisco, CA        Capital LLC
                                             94104

William J. Perry    Director                 c/o Hambrecht & Quist    Professor,
                                             One Bush Street          Stanford
                                             San Francisco, CA        University
                                             94104
Cusip Number 4587531000
Page 12 of 20 Pages


Edmund H.           Director                 c/o Hambrecht & Quist    Vice President
Shea, Jr.                                    One Bush Street          of J.F. Shea
                                             San Francisco, CA        Co., Inc.
                                             94104                    (construction
                                                                      and venture
                                                                      capital)

David M.            Chief Operating          One Bush Street          Same as
McAuliffe           Officer                  San Francisco, CA        Position
                                             94104

Patrick J. Allen    CFO                      One Bush Street          Same as
                                             San Francisco, CA        Position
                                             94104

Steven N.           Secretary                One Bush Street          Same as
Machtinger                                   San Francisco, CA        Position
                                             94104


         HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of Hambrecht & Quist LLC are the following:

                                                                     Principal
                                                                     Occupation
Name                 Position                  Address               (Business)
------               --------                  -------                ----------

Daniel H. Case III  Director, Chairman       One Bush Street          Same as
                    and CEO                  San Francisco, CA        Position
                                             94104

William R.          Director, Vice           One Bush Street          Same as
Timken              Chairman                 San Francisco, CA        Position
                                             94104

Paul L.             Vice                     One Bush Street          Same as
Hallingby           Chairman                 San Francisco, CA        Position
                                             94104

John P.             Director of              One Bush Street          Same as
Hullar              Worldwide Sales          San Francisco, CA        Position
                                             94104

David G.            Co-Director              One Bush Street          Same as
Golden              Investment Banking       San Francisco, CA        Position
                                             94104

Cristina M.         Co-Director of           One Bush Street          Same as
Morgan              Investment Banking       San Francisco, CA        Position
                                             94104

Cusip Number 4587531000
Page 13 of 20 Pages


David M.            Chief                    One Bush Street          Same as
McAuliffe           Operating Officer        San Francisco, CA        Position
                                             94104

Todd D.             Director of              One Bush Street          Same as
Bakar               Research                 San Francisco, CA        Position
                                             94104

Patrick J. Allen    CFO                      One Bush Street          Same as
                                             San Francisco, CA        Position
                                             94104

Steven N.           Secretary                One Bush Street          Same as
Machtinger                                   San Francisco, CA        Position
                                             94104

         HAMBRECHT & QUIST VENTURE PARTNERS ("H&Q Venture Partners") is a California limited partnership formed in 1984 to manage venture capital funds with principal offices at One Bush Street, San Francisco, California 94104. The general partners of H&Q Venture Partners are H&Q California (described above) and H&Q Ventures Management LLC ("H&Q Ventures Management"). H&Q Ventures Management is a Delaware limited liability company formed in 1998 with principal offices at One Bush Street, San Francisco, California 94104. The sole member of H&Q Ventures Management is William D. Easterbrook (described below).

           H&Q VENTURES IV is a California limited partnership formed in 1984 to make venture capital investments with principal offices at One Bush Street, San Francisco, California 94104. The general partner is H&Q Venture Partners (described above).

         VENTURES ASSOCIATES (BVI) LIMITED ("Venture Associates") is a British Virgin Islands corporation formed in 1969 with principal offices at Burnaby Building, P.O. Box HM 1368, Hamilton HM FX, Bermuda. H&Q Venture Partners currently acts as investment manager for Ventures Associates. The directors and executive officers of Ventures Associates are the following:

                                                                     Principal
                                                                     Occupation
Name                 Position                  Address               (Business)
------               --------                  -------                ----------

Melvin R. Seiden    Chairman                 P.O. Box 720             Consultant
(United States)                              Pawling, NY 12564
                                             U.S.A.

Sir Charles Fraser  Director and             Shepherd House           Retired
(United Kingdom)    President                Inveresk
                                             Midlothian EH21 7TH
                                             Scotland

Gerard de Bruin     Director                 Rolinco N.V.             Managing
(The Netherlands)                            Coolsingel 120           Director,
                                             NL-3011 AG Rotterdam     Robeco Bank
                                             The Netherlands

Cusip Number 4587531000
Page 14 of 20 Pages


Michael Kennedy     Director                 Oak Lodge                Retired
                                             Inveresk
                                             Musselburgh
                                             Midlothian EH21 7TE
                                             Scotland

Michael J. Drew     Vice President           c/o Venture Associates   Same as position
                                             22 Church St.,
                                             P.O. Box HM 1186
                                             Hamilton HM 11, Bermuda

Donald E.           Treasurer                c/o Venture Associates   Same as position
van Raalte                                   22 Church St.,
                                             P.O. Box HM 1186
                                             Hamilton HM 11, Bermuda

Susan Fairhurst     Secretary                c/o Venture Associates   Same as position
                                             22 Church St.,
                                             P.O. Box HM 1186
                                             Hamilton HM 11, Bermuda

         HAMQUIST is a California limited partnership formed in 1982 for the purpose of allowing employees and others connected with H&Q California to make venture capital investments on a pooled basis. Its principal office is at One Bush Street, San Francisco, CA 94104. The general partner is H&Q California (described above).

     WILLIAM D. EASTERBROOK is a United Kingdom citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Advisory Director of Hambrecht & Quist California.

         (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals referred to above are United States citizens except as indicated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

         The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

          (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
                    (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

          (d)       any  material  change  in  the  present   capitalization  or
                    dividend policy of the Company;

          (e) any other material change in the Company's business or corporate structure;

          (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
          (i)       any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 5,122,553 shares of Common Stock outstanding as of November 6, 1998. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                                    Number of
                                    Shares of               Percentage
Investor                            Common Stock            of Class
--------                            ------------            --------

H&Q Group                          263,200                       5.1%
H&Q LLC                            171,950                       3.4%
William D. Easterbrook             10,000                        0.2%

Cusip Number 4587531000
Page 16 of 20 Pages


         H&Q Group through its sole subsidiary, H&Q California which is general partner or investment partner of various venture entities, owns approximately 50% of Ironstone Group, Inc. ("Ironstone") which in turn owns 263,200 shares of the Company's Common Stock and thus may be deemed to control the 263,200 shares owned directly by Ironstone. H&Q Group is the sole parent of H&Q California which in turn is a member of H&Q LLC and the general partner of H&Q Venture Partners, Hamquist and H&Q Ventures IV. H&Q Venture Partners is the investment manager Venture Associates. See Item 2 above.

         Entities affiliated with William D. Easterbrook own approximately 50% of Ironstone and thus may be deemed to control the 263,200 shares owned directly by Ironstone. Mr. Easterbrook is the member of H&Q Ventures Management and holds directly 10,000 shares of the Company.

     William R. Hambrecht was previously affiliated with the reporting persons, including as a director and officer of H&Q Group and H&Q California and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 3, 1998. Accordingly, since April 3, 1998, Mr. Hambrecht has not been a member of the group of reporting persons under this Schedule 13D. Mr. Hambrecht is not a beneficial owner of the securities reported in this Schedule 13D by virtue of any relationship with the reporting persons under this Schedule 13D. Any securities (i) of which Mr. Hambrecht is a beneficial owner and (ii) in which none of the reporting persons has a beneficial interest have been omitted from this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A.   Joint Filing Undertaking as required by Rule 13d-1(f).

SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  December 3, 1998


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer

Cusip Number 4587531000
Page 17 of 20 Pages

                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST VENTURE PARTNERS

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        H & Q VENTURES IV

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        VENTURE ASSOCIATES (BVI) LIMITED

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMQUIST

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact



                                        By:  /s/ William D. Easterbrook
                                             --------------------------
                                             William D. Easterbrook

Cusip Number 4587531000
Page 18 of 20 Pages



                                  EXHIBIT INDEX


Exhibit A                Joint Filing Undertaking                Page 19

Cusip Number 4587531000
Page 19 of 20 Pages



                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:  December 3, 1998


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST VENTURE PARTNERS

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        H & Q VENTURES IV

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        VENTURE ASSOCIATES (BVI) LIMITED

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact

Cusip Number 4587531000
Page 20 of 20 Pages
                                        HAMQUIST

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact




                                        By:  /s/ William D. Easterbrook
                                             --------------------------
                                             William D. Easterbrook